DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Paul Cline, Senior Accountant
Division of Corporation Finance
November 1, 2006

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 23, 2006
File No. 001-15242
Dear Mr. Cline
     We have received your letter, dated October 18, 2006, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2005 (our “2005 20-F”) and our letter filed September 8, 2006, in which we responded to your comments of August 16, 2006. In response thereto, please note the following.
Fair Value Estimates, page F-10
1.	We note your response to comment 1 from our August 16, 2006 letter and have the following comments.
a.	Please tell us specifically why you believe SFAS 115 provides a basis to carry loans at fair value considering that it states that the statement does not apply to unsecuritized loans.

b.	Please tell us specifically why you believe SFAS 102 provides a basis to carry loans at fair value. This statement appears only to recognize that certain entities such as brokers and dealers in securities and investment companies have specialized accounting practices that allows them to carry loans at fair value.

c.	Please tell us specifically why you believe the FFIEC Call Report provides a basis to carry loans at fair value in GAAP financial statements.

A number of distinct business areas within the Bank give rise to loans being carried on the balance sheet. In general, our accounting policy requires loans to be accounted for according to the nature and intent of the business that gives rise to them. Specifically, loans that arise from our lending businesses, with the intent and ability to hold until maturity or payoff, are accounted for as described by SOP 01-6, paragraph 8(a). Loans for which the Group has the intent to sell, either at origination or acquisition, or subsequent to origination or acquisition, are classified as loans held for sale in accordance with SOP 01-6 paragraph 8(b). SOP 01-06 paragraph 7(a) specifically scopes out loans and trade receivables that an entity carries at fair value through earnings.
Our accounting policy for loans that are bought for the purpose of selling in the near term requires them to be classified as trading assets. They are required to be carried at fair value with changes to the carrying value reported through the profit and loss account. The trading loan positions are contained within our sales and trading business activities. They are purchased in the secondary market with a trading intent, being to generate a profit from short term fluctuations in price or dealer’s margin. The trading loans form part of our trading inventory and are managed in specific trading accounts for which performance is measured on a fair value basis. This business is distinct from our lending and securitization activities.
In the absence of specific guidance in US GAAP for loan trading activity, we look to areas of GAAP that cover other types of trading activity to support our accounting policy. We believe this is an area where the markets have developed and industry guidance and practice has evolved but where US GAAP has not fully kept pace. We understand our policy is consistent with the practice of other banks with loan trading businesses.
The specific areas of GAAP and other guidance which we believe support our accounting policy are as follows:
•	Where we meet the definition of trading intent contained in SFAS 115, we draw, by analogy, on the provisions of SFAS 115 covering trading securities. While SFAS 115 principally applies to debt and equity securities, we believe that it represents relevant guidance for loan trading activity where a clear trading intent can be demonstrated and fair value can be readily determined. Furthermore, paragraph 14 of SFAS 140 specifically requires that loans that can be settled in a way that the holder would not recover substantially all of its recorded investment shall be measured like investments in debt securities and accounted for under SFAS 115. Thus we believe there is specific acknowledgement in US GAAP that SFAS 115 applies to certain loans.

•	SFAS 102, paragraph 9 is further collaborative support that US GAAP recognizes that loans are sometimes carried at fair value through the profit and loss account. It specifically states that:
“Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and held for short periods of time. Cash receipts and cash payments resulting from acquisitions and sales of loans shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value.”

This paragraph does not appear to exclusively relate to broker-dealers.

•	We believe that the FFIEC Call Report, while not part of US GAAP, provides additional support that traded loans are trading assets in nature, as it specifically requires them to be classified that way for regulatory reporting and oversight. The Call Report instructions state that, for recognition and measurement purposes, the regulatory reporting requirements applicable to the Call Report conform to US GAAP. Schedule RC, item 5 specifically requires loan assets held for trading to be reported as “Trading Assets”. Trading assets are defined to include situations where banks:
“...acquire or take positions in such items principally for the purpose of selling in the near term or otherwise with the intent to resell (or repurchase) in order to profit from short-term price movements...”
•	Finally, although not referenced in our letter of September 8, 2006, we also consider that the Bank’s loan trading business activity is consistent with the description of the activities of a dealer, which are set out in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities as follows:
“Dealers or traders acting as principals buy and sell for their own accounts from and to customers and other dealers. Dealers typically carry inventory and make a profit or loss on the spread between bid and asked prices or on markups from dealer prices, or they make a speculative profit or loss on market fluctuations.”
Therefore, we also draw on the provisions of this Guide that require loans that are part of trading inventory to be marked to market through the profit and loss account, to support our accounting policy for the Bank’s loan trading businesses.
2.	Please revise to separately disclose the amount of loans carried at fair value as trading assets and liabilities.
We will revise our future disclosure to separately disclose the amount of loans carried at fair value as trading assets. Consistent with our peers we will describe our accounting policy relating to traded loans.
Off-balance Sheet Arrangements with Unconsolidated Entities, page 78
3.	We note your response to comment 6 from our August 16, 2006 letter. Please revise to disclose how you account for the market value guarantees on specific mutual fund products.
In future we will amend our disclosure on derivatives in Note 1 to the Financial Statements as follows:
“The Group makes commitments to originate mortgage loans that will be held for sale and provides market value guarantees on specific mutual funds products offered by the Group. The Group accounts for the guarantees provided at fair value, with changes in fair value recorded in profit and loss, as these guarantees are considered to be derivatives.”

Conclusion
     Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments, please feel free to contact the undersigned, Hans-Dirk Krekeler (ph: +49-69-910-33903; fax: +49-69-910-39129; e-mail: hans-dirk.krekeler@db.com) or Anthony DiIorio (ph: +49-69-910-46565; fax: +49-69-910-38075; e-mail: anthony.diiorio@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Krekeler	/s/ Anthony DiIorio
Hans-Dirk Krekeler	Anthony DiIorio
General Counsel to the	Chief Financial Officer and
Management Board	Member of the Management Board

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